Exhibit 12

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                 METROPOLITAN EDISON COMPANY AND SUBSIDIARY COMPANIES
         STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                    AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
          AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                     (In Thousands)
                                       UNAUDITED
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                                                       Three Months Ended
                                                 March 31,            March 31,
                                                   1996                 1995
 OPERATING REVENUES                              $237,688              $205,749

 OPERATING EXPENSES (excluding
   taxes based on income)                         178,440               162,729
   Interest portion of rentals (A)                  1,179                 1,144
     Net expense                                  177,261               161,585

 OTHER INCOME:
   Allowance for funds used
     during construction                              268                   850
   Other income/(expense), net                        226                (2,161)
     Total other income                               494                (1,311)

 EARNINGS AVAILABLE FOR FIXED CHARGES            $ 60,921              $ 42,853

 FIXED CHARGES:
   Interest on funded indebtedness               $ 11,467              $ 11,012
   Other interest (B)                               3,349                 3,239
   Interest portion of rentals (A)                  1,179                 1,144
     Total fixed charges                         $ 15,995              $ 15,395

 RATIO OF EARNINGS TO FIXED CHARGES                  3.81                  2.78

 Preferred stock dividend requirement            $    236              $    236
 Ratio of income before provision for
   income taxes to net income (C)                   186.9%                167.6%
 Preferred stock dividend requirement
   on a pre-tax basis                                 441                   396
 Fixed Charges, as above                           15,995                15,395
     Total fixed charges and preferred
     stock dividends                             $ 16,436              $ 15,791

 RATIO OF EARNINGS TO COMBINED FIXED
 CHARGES AND PREFERRED STOCK DIVIDENDS               3.71                  2.71


 NOTES:

 (A)  The Company has included the equivalent of the interest portion of all rentals charged to income as fixed charges for this statement and has excluded such components from Operating Expenses.
 (B)  Includes dividends on company-obligated mandatorily redeemable preferred securities of $2,250 for 1996 and 1995.
 (C)  Represents income before provision for income taxes of $44,926 and $27,458 for
      1996 and 1995, respectively, divided by net income of $24,037 and $16,384.
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